
PURE GOLD
MINERALS INC. T.PUG


05005463

Fax: 1-202-942-9624

To: Securities & Exchange Commission – Washington, D.C.

Attention: Compliance

From: Debra Watkins

Re: Pure Gold News Release

STRICTLY CONFIDENTIAL

Please deliver to the addressee immediately

PLEASE FIND ATTACHED LATEST NEWS RELEASE

Re: File No: 82-3520

1255 West Pender Street
Vancouver, B.C. Canada V6E 2V1
Phone: 604-687-2038 Fax: 604-687-3141

Q:\Company Files\News Releases\Pure Gold Minerals Inc\PUG-FAX-News Releases.doc

NEWS RELEASE
PURE GOLD MINERALS INC.

1255 West Pender Street, Vancouver, B.C. V6E 2V1
Tel.: (604) 687-2038 / Fax.: (604) 687-3141

January 14, 2005 | *TSX SYMBOL: PUG*

Second Quarter Results

Pure Gold Minerals Inc. (TSX:PUG) has released its second Quarter Report containing financial statements in Canadian Funds, prepared without audit, for the six months ended November 30, 2004 (the "Quarterly Report"). Pursuant to the requirements of National Instrument 54-102, this news release provides a summary of the information contained in the Quarterly Report filed with the regulatory authorities through SEDAR (www.sedar.com) and has mailed it to shareholders whose names appear on the Corporation's Supplemental List.

As of January 14, 2005 there were 105,545,378 Common Shares issued and outstanding. The Common Shares of the Corporation are listed and posted for trading on the Toronto Stock Exchange under the symbol "PUG".

OVERALL PERFORMANCE

Pure Gold Minerals Inc. ("**Pure Gold**" or the "**Corporation**") does not have any mining operations and is currently an exploration company with projects in Alberta, Ontario, the Northwest Territories and Nunavut. It currently has a sufficient working capital position to continue exploration of its properties. While the Corporation is currently well financed, general market conditions such as the price of precious and base metals and the stock markets will have an impact on the ability of the Corporation to raise further funds and develop its properties.

During the period ended November 30, 2004 the Corporation expended over $500,000 on exploration of its key properties – North James River Claims in Nunavut, and its recently optioned Colville Lake Property in the Northwest Territories.

The Corporation's exploration of its North James River Claims consisted of geological mapping and sampling of the known showings and geophysical anomalies on the Property. Visible gold was noted in outcrop samples collected at Silver Bullet. Permits have been received to allow for drill testing of the four gold prospects on the Property. As the weather conditions are not conducive to drilling at this time of year, this work has been scheduled for April 2005. The Corporation is earning a 50% interest in the Property.

In August 2004, the Corporation signed an option and joint venture agreement with De Beers Canada Inc. whereby Pure Gold may earn an 85% interest in the Colville Lake Property in the Northwest Territories. De Beers Canada had previously received encouraging kimberlite indicator minerals from stream sediment samples that led to the application for the prospecting permits. Pure Gold has recently completed a till sampling program over selected anomalies throughout the Property. The results of this survey and a 29,000 kilometer airborne magnetic survey are expected to identify drill targets for the Spring of 2005. Results for these samples have not yet been received.

The Corporation had a net loss of $504,050 for its quarter ended November 30, 2004 compared to $286,109 in 2003. The loss was substantially lower in 2003 due to a gain on sale of marketable securities in 2003 and a capital tax assessment in 2004.

.../Cont'd

Administrative expenses were $418,841 in 2004 compared to $484,597 in 2003. The Corporation incurred additional legal costs in 2004 in defending a legal action. The Corporation has been named in a legal action in the Supreme Court of British Columbia. The claim has no specified dollar amount. The Corporation feels the claim is without merit and is vigorously defending the action. Separately, the Corporation has commenced a legal action for the recovery of a loan plus interest that it made to Crystal Mountain Resort Ltd. on July 11, 2003 in the amount of $60,000 US plus interest.

RESULTS OF OPERATIONS

For the period ended November 30, 2004 compared to period ended November 30, 2003

Net loss for the period totalled $504,050 (or $0.005 per share), versus net loss of $286,109 ($0.003 per share) in 2003. The net loss in 2003 was substantially reduced by the gain on sale of marketable securities of $196,948. Administrative expenses were $418,841 in 2004 compared to $484,597 in 2003. The Corporation has incurred additional legal costs in 2004 in defending a legal action. Stock-based compensation was substantially higher in 2003 making total expenses higher than in 2004. In addition, a capital tax assessment in the amount of $94,055 was received during the quarter.

SUMMARY OF QUARTERLY RESULTS

The following table sets forth selected quarterly financial information for each of the last eight most recently completed quarters:

	QUARTERS ENDED			
	November 30 2004	**August 31 2004**	**May 31 2004**	**February 28 2004**
Income or Loss (before discontinued operations and extraordinary items)	(327,128)	(167,183)	(209,060)	(791,553)
Per Share [1]	(0.003)	(0.002)	(0.01)	(0.01)
Net Income or Loss	(243,073)	(176,922)	(1,604,846)	(797,780)
Per Share [1]	(0.002)	(0.002)	(0.02)	(0.01)
	November 30 2003	**August 31 2003**	**May 31 2003**	**February 28 2003**
Income or Loss (before discontinued operations and extraordinary items)	(349,918)	(134,679)	(232,085)	(451,573)
Per Share [1]	(0.004)	(0.002)	(0.003)	(0.006)
Net Income or Loss	(237,260)	(48,849)	(433,933)	(392,979)
Per Share [1]	(0.003)	(0.001)	(0.005)	(0.005)

[1] Presented on an undiluted basis as a fully diluted basis would be anti-dilutive.

Differences in administrative expenses in each of the quarters largely reflects the expense of stock based compensation. The increased net loss in the quarter ending May 31, 2004 reflects the write-down of the Slave Regional properties. Otherwise, administrative expenses for the most recent quarter were fairly consistent with prior quarters.

LIQUIDITY

The Corporation currently has a sufficient working capital position to continue exploration of its properties. While the Corporation is currently well financed, general market conditions such as the price of precious and base metals and the stock markets will have an impact on the ability of the Corporation to raise further funds and develop its properties.

During the period, cash resources decreased by $320,569 compared to a decrease of $182,073 in 2003. Expenditures for operating activities were $439,311 (2003 - $313,696) and mineral properties were $681,672 (2003 - $52,757). The Corporation raised $729,762 (2003 - $87,847) in capital by issuing shares. Working capital as at November 30, 2004 was $443,161 (2003 - $464,630).

Mineral property expenditures were completely deferred exploration expenditures. Exploration was conducted on the Corporation's properties in the Northwest Territories and Nunavut.

As at November 30, 2004, the Corporation had paid up capital of $52,832,146 (2003 - $51,030,521), representing 105,545,378 common shares without par value, $954,871 of contributed surplus, and a deficit of $48,931,007 resulting in a shareholders' equity of $4,856,010.

CAPITAL RESOURCES

Pure Gold relies on the issuance of shares to raise capital. There can be no assurance, however, that Pure Gold will be able to obtain required financing in the future on acceptable terms.

During the period, the Corporation received $55,000 from the exercise of stock options.

TRANSACTIONS WITH RELATED PARTIES

During the period, the Corporation paid or accrued $60,000 in management and accounting fees to its officers and directors and an aggregate of $90,000 for consulting fees to D. S. Management Ltd. ("DSM"), Beukman and Associates Enterprises Limited and Copper Star Management Inc., companies owned or controlled by Messrs. Sheldon, Beukman and Keevil respectively. Messrs. Sheldon, Beukman and Keevil are current directors of the Corporation. An office expense recovery of $2,000 was paid to DSM. The Corporation paid $30,000 to Cabmerl Industries Ltd. ("Cabmerl") for lease of its head office space in Vancouver. Mr. Sheldon owns 25% of Cabmerl.

Also at the end of the period, $1,540 was owed to the Corporation from Bard Ventures Ltd. ("Bard") as a result of property expenditures made by the Corporation in excess of cash calls issued by the Corporation to Bard. The Corporation and Bard each own a 50% interest in the North James River project in Nunavut with the Corporation being the Operator. Since August 31, 2004, Bard has been cash called and has paid all monies owing. Messrs. Sheldon and Beukman are directors and officers of both Bard and the Corporation.

CHANGES IN ACCOUNTING POLICIES INCLUDING INITIAL ADOPTION

The financial statements for the period ended November 30, 2004, have been prepared in accordance with Canadian generally accepted accounting principles. The accounting policies and methods have not changed. This includes the adoption of the accounting recommendations contained in the CICA Handbook Section 3870 – "Stock based Compensation and Other Stock-based Payments". Section 3870 establishes standards for the recognition, measurement and disclosure of stock-based payments made in exchange for goods and services, and applies to transactions, including non-reciprocal transactions, in which an enterprise grants shares of common stock, stock options, or other equity instruments, or incurs liabilities based on the price of common stock or other equity instruments.

The fair value of options granted by the Corporation to its directors, employees and consultants for its quarters ended November 30, 2004 and November 30, 2003 were $57,470 and $159,700 respectively.

SHARE DATA

The authorized capital of the Corporation consists of an unlimited number of common shares of which 105,545,378 were issued and outstanding as of the date of this discussion.

Pursuant to the Corporation's Stock Option Plan, the Corporation may issue up to 17,087,560 options to purchase shares of the Corporation. Currently, 15,008,165 options remain exercisable.

At the Corporation's Annual and Special Meeting of shareholders held on November 16, 2004, the Corporation received shareholders' approval to increase its Stock Option Plan maximum from 17,087,560 common shares to 21,109,075 common shares. The Corporation currently has 15,008,165 options outstanding and an additional 79,395 options not yet granted. Therefore, the Amended Plan would allow the Corporation to grant options to purchase an additional 6,021,515 common shares. The Corporation will now apply to the Toronto Stock Exchange for approval of the Amended Plan.

As of the date of this discussion, there are 4,760,450 Series A/03 warrants and 150,000 Series B/03 warrants outstanding. Each Series A/03 and Series B/03 warrant entitles the holder thereof to purchase one additional common share of the Corporation at $0.12 per share on or before December 19, 2005. A Compensation Option to purchase 642,090 Units at $0.10 per Unit on or before December 19, 2005 is also outstanding. Each Unit consists of one share and one Series B/03 warrant which has the same terms as described above.

On October 8, 2004, the Corporation closed a brokered flow-through private placement for gross proceeds of $750,000. The Corporation issued 8,333,333 units at a price of $0.09 per unit. Each unit consists of one flow-through common share and one-half of one share purchase warrant. Each whole warrant entitles the holder thereof to purchase one additional common share at a price of $0.11 per share at any time on or before April 8, 2006. The Agent received a commission of 8% in cash and 666,667 broker warrants entitling the Agent to purchase 666,667 common shares of the Corporation at a price of $0.09 per share on or before October 8, 2005.

Pure Gold has no performance shares or escrow shares outstanding.

OTHER

Additional information relating to the Corporation's operations and activities can be found by visiting the Corporation's website at www.puregold.ca and by accessing the Corporation's Annual Information Form and its other public documents filed on SEDAR at www.sedar.com.

This management discussion may contain forward looking statements based on assumptions and judgments of management regarding events or results that may prove to be inaccurate as a result of exploration or other risk factors beyond its control. Actual results may differ materially from the expected results.

A copy of the full Quarterly Report will be provided to any shareholder who requests it.

For further information, please contact:

Donald R. Sheldon – President
(604) 687-2038 or visit our website at www.puregold.ca